March 15, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Donald Field

Re:	Solid Biosciences Inc.
Registration Statement on Form S-3
File No. 333-230228
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solid Biosciences Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-230228), so that it may become effective at 4:00 p.m., Eastern time, on March 19, 2019, or as soon as practicable thereafter.

Very truly yours,

By:    /s/ Lynette Herscha

Lynette Herscha

Chief Legal Officer